Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-203934 of TerraForm Global, Inc. on Form S-1 of our report dated May 6, 2015, related to the combined financial statements of Renova Energy Projects I as of December 31, 2014 and 2013 and January 1, 2013 and for the years ended December 31, 2014 and 2013 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (1) the combined, carve-out basis of presentation of the financial statements and (2) assumptions underlying depreciation rates used for property, plant and equipment) appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Auditores Independentes

Salvador – BA, Brazil

July 17, 2015